UNITED S
SECURITIES AND EXCH
Washington D

13011074

| OMB APPROVAL | |
|---|---|
| MB Number: | 3235-0123 |
| pires: | April 30, 2013 |
| imated average burden | |
| rs per response....... | 12.00 |

BB 3/5 *

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC File Number
8-47077

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

Report for the period beginning 01/01/12 and ending 12/31/12

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PDQ ATS, Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
2624 Patriot Blvd
(No. and Street)

| Glenview | IL | 60026 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Edward O'Malley (224) 521-2700
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

12 11 West 22nd Street, Suite 110
(No. and Street)

| Oak Brook | Illinois | 60523 |
|---|---|---|
| (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

EM 3/5/13

## OATH OR AFFIRMATION

I, **Edward O'Malley**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of PDQ ATS, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

"OFFICIAL SEAL"
Corey Katz
Notary Public, State of Illinois
Cook County
My Commission Expires Aug. 30, 2015

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PDQ ATS, INC.

## STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

DeMarco
Sciaccotta
Wilkens &
Dunleavy

# INDEPENDENT AUDITORS' REPORT

Board of Directors
PDQ ATS, Inc.

**Report on the Financial Statement**

We have audited the accompanying statement of financial condition of PDQ ATS, Inc. (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PDQ ATS, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
February 20, 2013

# PDQ ATS, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2012

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 384,300 |
| Receivable from broker/dealers | 1,357,857 |
| Related party receivable | 696,496 |
| Other | 88,109 |
| TOTAL ASSETS | $ 2,526,762 |

### LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $ 986,327 |
| Accrued taxes | 15,850 |
| Total Liabilities | $ 1,002,177 |
| Shareholder's Equity | |
| Common stock, $.01 par value; 20,000 shares authorized, 1,000 shares issued and outstanding | $ 10 |
| Additional paid-in capital | 1,671,299 |
| Retained earnings (deficit) | (146,724) |
| Total Shareholder's Equity | $ 1,524,585 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 2,526,762 |

The accompanying notes are an integral part of this financial statement.

# PDQ ATS, INC.

## NOTES TO STATEMENT OF FINANCIAL CONDITION

## YEAR ENDED DECEMBER 31, 2012

### NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - PDQ ATS, Inc. (the "Company"), a wholly-owned subsidiary of PDQ Enterprises, LLC ("Enterprises"), was incorporated in the state of Connecticut on October 22, 1993. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is supplying transactional services through an alternative trading system.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

## NOTE 2 - CLEARING AGREEMENT

In December 2009, the Company entered into an agreement with a broker/dealer (Clearing Broker/dealer) whereby the Company's customers' securities transactions are cleared by the Clearing Broker/dealer on behalf of the Company. The Company is required to maintain a $250,000 deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement. The initial term of this agreement was three years and will automatically renew for successive one year terms unless written notification is provided 90 days prior to renewal date. Should the Company elect to terminate the agreement before the end of the initial term or before the appropriate time of successive terms, the Company will pay a penalty of $25,000.

## NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at December 31, 2012, the Company had net capital and a net capital requirement of $290,774 and $66,812, respectively. The ratio of aggregate indebtedness to net capital was 345%.

## NOTE 4 - OCCUPANCY LEASE

The Company has extended a lease for office space through January 15, 2016 for $21,000 per year. The landlord is affiliated with the Company. Future minimum lease payments for this lease, exclusive of additional payments which may be required, will approximate $21,000 for each of the years 2013 through 2015.

The total expenditure for office space for the year ended December 31, 2012 was $20,625.

## NOTE 5 - RELATED PARTY TRANSACTIONS

As previously mentioned, the Company is a wholly-owned subsidiary of PDQ Enterprises, LLC. Pursuant to a written agreement between the Company and Enterprises, the Company is to reimburse Enterprises for certain expenses they incur on the Company's behalf. Expenses incurred pursuant to the agreement for the year ended December 31, 2012 were $1,082,041 and are as follows:

| Expenses | Amount |
|---|---|
| Compensation and related expenses | $ 836,041 |
| Other | 246,000 |
| Total | $ 1,082,041 |

These amounts are reflected on the statement of income.

The Company has a license agreement with Enterprises for the use of certain software and the related documentation and Broker/dealer fees. Pursuant to terms of the agreement, the Company has agreed to pay monthly license fees of $50,000 and monthly Broker/dealer fees of $5,000. For the year ended December 31, 2012, the Company has incurred expenses totaling $660,000 relating to this agreement. The Company also paid a $350,000 technology fee to Enterprises during 2012. At December 31, 2012, the Company had a receivable from Enterprises of $696,496.

In addition, through common ownership, the Company is affiliated with its former Clearing Broker/dealer and with its landlord. Expenses incurred during the year ended December 31, 2012 relating to these related party agreements were $1,250 for the clearing agreement and $20,625 for the occupancy lease.

## NOTE 6 - INCOME TAXES

The Company has unused Federal and state net operating loss carryforwards of approximately $759,000 and $1,019,000, respectively, which begin to expire in 2023.

The following is a reconciliation of federal income tax at statutory rates to the recorded provision for income tax expense for the year ended December 31, 2012:

| | Amount |
|---|---|
| Expected federal income tax at statutory rates | $ 240,000 |
| Non-deductible expenses | 1,000 |
| State income taxes | 66,000 |
| Effect of state income taxes on federal income taxes | (23,000) |
| Total | $ 284,000 |

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2009.